ACHIEVE LIFE SCIENCES, INC.

1040 West Georgia Street, Suite 1030

Vancouver, BC V6E 4H1

January 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada D. Sarmento

Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-3 (File No. 333-269059).

Requested Date: January 9, 2023

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Achieve Life Sciences (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Amanda L. Rose and Steven Jean, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553 or, in her absence, to Mr. Jean at (212) 430-2634.

* * *

Sincerely,

ACHIEVE LIFE SCIENCES, INC.

	By:	/s/ John Bencich
John Bencich
Chief Executive Officer

cc:	Amanda L. Rose, Esq.

Steven Jean, Esq.

Fenwick & West LLP